301 E. Liberty, Suite 500
Ann Arbor, Michigan 48104-2266
Telephone: (734) 623-7075
Facsimile: (734) 623-1625
http://www.dickinsonwright.com
Michael T. Raymond
MRaymond@dickinsonwright.com
(734) 623-1663

October 29, 2010
Cicely L. LaMothe
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C., 20549-6010

Re:	Diversified Restaurant Holdings, Inc.
Forms 10-K and 10-K/A for fiscal year ended December 27, 2009
Forms 10-Q for the fiscal quarters ended March 28, 2010 and June 27, 2010
Form 8-K/A, filed April 19, 2010
File No. 000-53577
Dear Ms. LaMothe:
On behalf of Diversified Restaurant Holdings, Inc. (the “Company”), we write to provide written responses to the comments contained in your letter to the Company dated October 19, 2010, related to the above-referenced reports. For your ease of reference, your comments, followed by the Company’s responses thereto, are set forth below.
FORM 10-K/A FOR THE YEAR ENDED DECEMBER 27, 2009, FILED APRIL 23, 2010
Commission Comment:
Exhibits
1.
We note your response to comment 14 in our letter dated August 24, 2010. Please revise future filings to ensure that the heading included on the certifications required by Rule 13a-14(a) refers to 15 USC 7241. The current reference to 15 USC 1350 corresponds to Section 906 of the Sarbanes Oxley Act.

Company Response:
In future filings, the Company will ensure that the heading included on the certifications required by Rule 13a-14(a) refers to 15 USC 7241.
Counselors At Law
Detroit   Nashville   Washington, D.C.   Toronto   Phoenix    Las Vegas
Bloomfield Hills    Ann Arbor    Lansing    Grand Rapids

Cicely L. LaMothe
October 29, 2010

Dickinson Wright PLLC

FORM 8-K/A, FILED APRIL 19 2010
Commission Comment:
2.
We have reviewed your response to comment #8. Please explain to us how you considered the materiality of the promissory notes issued to fund the acquisition and their impact on both debt and equity, in concluding that a pro forma adjustment was not warranted.

Company Response:
The Company issued promissory notes totaling approximately $3.2 million (the “Notes”) on February 1, 2010, to fund the purchase price of the acquisition of nine affiliated restaurants (the “Affiliates Acquisition”). The Company reported the liabilities arising from the Notes in its quarterly financial statements for the quarters ended March 28, 2010 and June 27, 2010, but inadvertently omitted the Notes from the pro forma financial statements attached as Exhibit 99.2 to its Form 8-K/A Amendment No. 1 filed with the Commission on April 19, 2010 the (“Pro Forma Financial Statements”). The Company has reevaluated the materiality of the Notes in light of the Commission’s comments on this matter and has determined that the Notes are material pursuant to the guidance provided by SEC Staff Accounting Bulletin No. 99 on Materiality. The Company has further concluded that it should amend the Pro Forma Financial Statements to correct the inadvertent omission of the Notes. On October 28, 2010, the Company filed a Current Report on Form 8-K under Item 4.02 announcing its intention to amend and restate the Pro Forma Financial Information to include the liabilities arising from the Notes. The Company will complete this amendment as soon as practicable.
Commission Comment:
3.
Based on your response to comment 9, we note that T. Michael Ansley held directly or indirectly at least 50% of the outstanding ownership interests in the nine entities purchased by the company. If you are using a voting interest model to establish common control, an individual would need to hold more than 50% of the ownership interests. To the extent you are relying upon the ownership interests held by the family members to meet this threshold, please specifically identify what family members are included in the ownership percentages referenced in your supplemental response and their relationship to Mr. Ansley. In addition, please describe the ownership structure of Diversified Restaurant Holdings, Inc. and disclose the percentage interests held by the controlling parties.

Company Response:
The Company employed the voting interest model outlined in EITF Abstract Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141, to determine whether common control existed among the Company and the nine affiliated restaurants it acquired on February 1, 2010. Subparagraph Paragraph 3(b) of EITF Abstract Issue No. 02-5 provides that common control exists between (or among) separate entities when “immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).” Subparagraph 3(b)(i) further defines “immediately family” to include a “married couple and their children, but not the married couple’s grandchildren.”
Counselors At Law
Detroit   Nashville   Washington, D.C.   Toronto   Phoenix    Las Vegas
Bloomfield Hills    Ann Arbor    Lansing    Grand Rapids

Cicely L. LaMothe
October 29, 2010

Dickinson Wright PLLC

FORM 8-K/A, FILED APRIL 19 2010
Each of the nine entities acquired by the Company in the Affiliates Acquisition falls within the definition of common control outlined in the aforementioned Subparagraph 3(b) because more than 50% of each entity was owned by the following immediate family members of the Thomas D. Ansley family: Thomas D. Ansley (father); T. Michael Ansley (son); and Mark C. Ansley (son). Further there was no evidence that the Ansley family members would vote their shares in any way other than in concert.
The following tables provide the requested detail concerning the ownership structure of the nine acquired entities and the Company as of February 1, 2010:
Table A: Ownership of Acquired Entities by Thomas D. Ansley and sons

		T.
	Thomas	Michael	Mark C.	Total
	D. Ansley	Ansley	Ansley	Direct or
Acquired Entity	(father)	(son)	(son)	Indirect
Flyer Enterprises, Inc.	50%	25%	0%	75%
Anker, Inc.	25%	50%	0%	75%
TMA Enterprises of Novi, Inc.	35%	40%	0%	75%
Bearcat Enterprises, Inc.	0%	55%	0%	55%
TMA Enterprises of Ferndale, LLC	25%	40%	0%	65%
AMC Warren, LLC	0%	55%	0%	55%
MCA Enterprises Brandon, Inc.	25%	30%	25%	80%
Buckeye Group, LLC	25%	30%	25%	80%
Buckeye Group II, LLC	25%	30%	25%	80%
Table B: Controlling Interests of Diversified Restaurant Holdings, Inc.

T. Michael Ansley	59.08%
Thomas D. Ansley	7.19%
Other	33.73%

Total	100.00%
Counselors At Law
Detroit   Nashville   Washington, D.C.   Toronto   Phoenix    Las Vegas
Bloomfield Hills    Ann Arbor    Lansing    Grand Rapids

Cicely L. LaMothe
October 29, 2010

Dickinson Wright PLLC

FORM 8-K/A, FILED APRIL 19 2010
FORM 10-Q FOR THE FISCAL PERIOD ENDED MARCH 28, 2010
Commission Comment:
4.
We have reviewed your response to comment 10 and it does not appear the proposed adjustment constitutes a change in accounting principle under FASB ASC 250. However, given we are still considering your accounting for this transaction as noted in our previous comment, we will revisit this issue upon the submission of your next response.

Company Response:
The Company has reevaluated its accounting treatment of the Affiliates Acquisition in its financial statements for the quarters ended March 28, 2010 and June 27, 2010 (the “Quarterly Financial Statements”). The Quarterly Financial Statements included the activity from the Affiliates Acquisition commencing as of February 1, 2010. However, upon re-examination of the Quarterly Financial Statements in light of FASB ASC 805-50, Business Combinations: Transactions Between Entities Under Common Control, Paragraphs 45-1 through 45-5, the Company has determined that the Affiliates Acquisition, as a transaction between entities under common control, should have been accounted for as if the transaction had occurred at the beginning of the period (i.e., commencing as of December 28, 2009). Further, the Company has determined that financial statements and financial information presented in the Quarterly Financial Statements for prior years should also have been retrospectively adjusted to furnish comparative information while the entities were under common control. The Company’s restatement of the Quarterly Financial Statements will include the activity of the acquired affiliates for the full 2009 and 2010 fiscal periods. On October 28, 2010, the Company filed a Current Report on Form 8-K under Item 4.02 announcing its intention to amend and restate the Quarterly Financial Statements as described above. The Company will complete these amendments as soon as practicable.
*******************
We have also enclosed with this letter a copy of the requested acknowledgement on behalf of the Company. We trust that this response and the amendments proposed herein will, upon completion, satisfactorily address your comments. However, should you have any questions or comments regarding this response or our amended filings, please contact me at (734) 623-1663 or mraymond@dickinsonwright.com.
Very truly yours,
Dickinson Wright PLLC
/s/ Michael T. Raymond
Michael T. Raymond

MTR/bjw
Enclosure
cc:	David G. Burke
Joel Ungar
Counselors At Law
Detroit   Nashville   Washington, D.C.   Toronto   Phoenix    Las Vegas
Bloomfield Hills    Ann Arbor    Lansing    Grand Rapids

ACKNOWLEDGEMENT
On behalf of Diversified Restaurant Holdings, Inc. (the “Company”), and in connection with the Company’s responses provided to United States Securities and Exchange Commission (the “Commission”) to comment letters received from the Commission dated August 24, 2010 and October 19, 2010 (the “Comment Letters”) on the Company’s Forms 10-K and 10-K/A for fiscal year ended December 27, 2009, Forms 10-Q for the fiscal quarters ended March 28, 2010 and June 27, 2010 and Form 8-K/A, filed April 19, 2010, the undersigned acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Diversified Restaurant Holdings, Inc.

Dated: October 29, 2010	By:	/s/ David G. Burke

	Name:	David G. Burke
	Title:	Chief Financial officer